Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

PENINSULA ACQUISITION CORPORATION

(Pursuant to Section 228 and Section 242 of the

General Corporation Law of the State of Delaware)

Peninsula Acquisition Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), does hereby certify that:

1. The board of directors of the Corporation duly adopted resolutions declaring advisable the following amendment to the Certificate of Incorporation of the Corporation and that this amendment was submitted to the stockholders of the Corporation for approval.

2. Article 5, first paragraph is amended in its entirety as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is: fifty-five million (55,000,000). These shares shall be divided into two classes with fifty million (50,000,000) shares designated as common stock at $.0001 par value (the “Common Stock”) and five million (5,000,000) shares designated as preferred stock at $.0001 par value (the “Preferred Stock”).

Without any other action on the part of the Corporation or any other person, effective immediately upon the filing of this Certificate of Amendment to the Certificate of Incorporation of the Corporation (the “Effective Time”), (i) each share of the Corporation’s Common Stock, $.0001 par value per share, issued and outstanding (the “Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of Old Common Stock, convert into 2.3077 fully paid and nonassessable shares of Common Stock, $.0001 par value per share. The conversion described in the foregoing sentence shall be referred to herein as the “Stock Split”. No fractional shares will be issued in connection with the Stock Split effected by the preceding sentence. Stockholders of record who otherwise would be entitled to receive fractional shares in connection with the Stock Split will instead be entitled to receive, in lieu of such fractional shares, an amount in cash equal to the product of (i) the fair market value of the shares of Common Stock as determined by the Board as of the Effective Time, multiplied by (ii) the number of shares of Old Common Stock held by the stockholder immediately prior to the Effective Time that would otherwise have been exchanged for such fractional shares. Whether or not fractional shares would be issuable upon the Stock Split shall be determined on the basis of the total number of shares of Old Common Stock held by each holder of such stock at the time of the Stock Split and the aggregate number of shares of Common Stock issuable to each such holder upon the Stock Split. From and after the Effective Time, any stock certificates that, immediately prior to the Effective Time, represented the shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock into which such Old Common Stock has been converted in the Stock Split pursuant to this Certificate of Amendment.”

3. The Corporation’s stockholders approved the aforesaid amendment by written consent in accordance with the provisions of Section 228 of the DGCL.

4. The foregoing amendment was duly adopted in accordance with the provisions of Section 228 and Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation as of this 27th day of February, 2019.

PENINSULA ACQUISITION CORPORATION

By:	/s/ Ian Jacobs
Name:	Ian Jacobs
Title:	Chief Executive Officer